Filed pursuant to Rule 424(b)(3)
Registration Statement File No. 333-114786

PROSPECTUS SUPPLEMENT DATED SEPTEMBER 6, 2005
TO
PROSPECTUS DATED JUNE 10, 2005

ENER1, INC.

This prospectus supplement should be read in conjunction with our prospectus dated June 10, 2005, and in particular “Risk Factors” beginning on page 3 of the prospectus.

This prospectus supplement includes the attached Current Report on Form 8-K of Ener1, Inc., filed with the Securities and Exchange Commission on September 6, 2005.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 6, 2005

ENER1, INC.
(Exact name of registrant as specified in its charter)

FLORIDA	0-21138	59-2479377
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 West Cypress Creek Road, Suite 100
Ft. Lauderdale, Florida
(Address of principal executive offices)

33309
(Zip Code)

(954) 556-4020
Registrant’s telephone number, including area code

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On September 6, 2005, Ener1, Inc. (“Ener1”) issued a press release announcing that its board of directors had authorized a plan to spin-off the common stock of its three primary alternative energy subsidiaries to the shareholders Ener1. The press release is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

The following exhibit is filed as a part of this Current Report:

Number  Description

99.1  Press Release, issued by Ener1, Inc. on September 6, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 6, 2005	Ener1, Inc. (Registrant) By: /s/ Kevin Fitzgerald Kevin Fitzgerald Chief Executive Officer

Contact:	Michael Mason (investors)	Alys Daly
	Allen & Caron Inc	Ener1, Inc.
	212 691 8087	954 556 4020
	michaelm@allencaron.com	adaly@ener1.com

ENER1 INC. PLANS TO SPIN OFF BUSINESS UNITS

Proposed plan contemplates the distribution to Ener1 shareholders of shares of Ener1’s battery, fuel cell and nanotechnology subsidiary companies

FT LAUDERDALE, FL (September 6, 2005) -- Ener1, Inc. (OTCBB:ENEI) announced today that its board of directors has authorized a plan to spin-off the common stock of its three primary alternative energy subsidiaries to the Ener1 stockholders. The Ener1 board believes that each of EnerDel, NanoEner and EnerFuel has made significant progress in developing their technologies and business strategies such that each of these companies could successfully achieve its business plan as a stand-alone company. The Company’s board has instructed senior management to implement the proposed plan to spin-off Ener1’s interest in each of EnerDel, NanoEner and EnerFuel.

Any spin-off of these Ener1 subsidiaries will be subject to the receipt of applicable regulatory and third-party approvals and adequate financing, which Ener1 may seek in the public or private equity or debt markets. If the Company is able to satisfy these conditions, it anticipates that the board would declare a dividend to distribute the stock of its three operating subsidiaries within the next six months. As a result of this distribution by Ener1 to its shareholders, EnerDel, NanoEner and EnerFuel would each become a public reporting company under federal securities laws. In this regard, the Company will adjust the capitalizations and the number of outstanding shares of each spun off company so that each will have the ability to more easily qualify for listing at appropriate exchanges.

CEO Kevin Fitzgerald said, “Our three operations - EnerDel, NanoEner and EnerFuel - are alike in that they all concentrate on renewable power sources and related technologies. But they need to go in different directions now. They need to have access to capital and to be able to find strategic partners who can maximize the potential of their technologies. We believe the best way to accomplish this is to spin off the three ‘pure plays’ to the existing shareholders, subject to ensuring that each company is adequately capitalized. We believe all three companies will have excellent management teams, comprised in part by Ener1 executives, who will stand them in good stead.”

EnerDel Inc., Ener1’s lithium battery business, has a new team of lithium specialists who are developing an advanced, high-rate battery primarily for the hybrid electric vehicle (HEV) market. As we announced on June 29, 2005, EnerDel is working with EnerStruct, a joint venture formed by Ener1 and ITOCHU Corporation, to consolidate its lithium battery production facilities in Ft. Lauderdale and implement a new, automated manufacturing process developed by EnerStruct. EnerDel believes this new mobile, module type process will make its battery production operations more cost-competitive, as well as locate them closer to HEV manufacturers and other potential EnerDel customers with US production operations.

NanoEner Inc. has developed a proprietary technology for the production of nanostructured thin-film coatings for use in battery electrodes. NanoEner plans to expand its unique platform technology into other markets for nanomaterials, including thin-film photovoltaic solar cells, fuel cell components, super capacitors and thin-film sensors.  NanoEner has built and is operating four prototype machines that produce samples of battery electrodes that demonstrate the capabilities of NanoEner’s technologies.

EnerFuel Inc. is positioned to address the needs of the fuel cell market in the near future. It has developed unique test fixtures and components that it is marketing to other fuel cell manufacturers. EnerFuel has won an innovative partnership with the State of Florida to develop a direct methanol fuel cell to power a rest area along a Florida highway and act as a test bed and demonstration platform for EnerFuel’s renewable energy technologies. EnerFuel’s long-term plans also include developing its proton exchange membrane fuel cell control system to provide high reliability, long life-time and safety of fuel cell-based power sources.

“We are confident that these subsidiaries are ready to become independent companies,” said Fitzgerald. “We believe that the shareholders of Ener1 would benefit through ownership of stock in three companies each pursuing different market opportunities in the alternative energy industry.”

In addition to receiving shares in the three companies, Ener1 shareholders would retain ownership of their Ener1 common stock, which would seek new investments in technology following the proposed spin-off.

Mr. Fitzgerald commented further that “Our first priority is to secure sufficient financing for the proposed transaction, and we intend to act expeditiously to accomplish this. We believe that the technologies and intellectual property of EnerDel, NanoEner and EnerFuel make them compelling investment opportunities.”

This press release is neither an offer to sell nor a solicitation of an offer to buy any securities issued by Ener1, Inc., EnerDel, Inc., NanoEner, Inc. or EnerFuel, Inc. These securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Ener1, Inc.
Ener1, Inc (EBB: ENEI) is an energy technology company. The company's interests include: 80.5% of EnerDel (www.enerdel.com), a lithium battery company in which Delphi Corp. owns 19.5%; 49% of Enerstruct, a Japanese lithium battery technology company in which Ener1's strategic investor ITOCHU owns 51%; wholly owned subsidiary EnerFuel, a fuel cell testing and component company (www.enerfuel.com);
and wholly owned subsidiary NanoEner, which develops nanotechnology-based materials and manufacturing processes for batteries and other applications (www.nanoener.com). For more information, visit http://www.ener1.com.

Safe Harbor Statement (ENER1, Inc.)
This release contains forward-looking statements within the meaning of the Federal Private Securities Litigation Reform Act of 1995 conveying management's expectations as to the future based on plans, estimates and projections at the time the statements are made. The forward-looking statements contained in this press release involve risks and uncertainties, including, but not necessarily limited to, the ability of Ener1 to complete the proposed spin-off of its equity interests in EnerDel, Inc., NanoEner, Inc. and EnerFuel, Inc., including securing financing to adequately capitalize each company and obtaining required regulatory and third-party approvals; successfully develop and market proposed lithium battery, fuel cell and nanotechnology-based products and services; Ener1's plans to reduce costs and gain a competitive advantage by consolidating manufacturing operations and implementing automated production processes; charges Ener1 will incur in connection with consolidating manufacturing operations; the degree of competition in the markets for lithium battery, fuel cell and nanotechnology-based products and services, Ener1's history of operating losses, the lack of operating history for the development stage Ener1 businesses, the need for additional capital, the dependency upon key personnel and other risks detailed in Ener1's annual report on Form 10-KSB for the year ended December 31, 2004, as well as in its other filings from time to time with the Securities and Exchange Commission. These risks and uncertainties could cause actual results or performance to differ materially from any future results or performance expressed or implied in the forward-looking statements included in this release. Ener1 undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.
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